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                              December 8, 2020

       Zhanchang Xin
       Chief Executive Officer
       Qilian International Holding Group Ltd
       Jiuquan Economic and Technological Development Zone
       Jiuquan City, Gansu Province
       People   s Republic of China

                                                        Re: Qilian
International Holding Group Ltd
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed November 23,
2020
                                                            File No. 333-234460

       Dear Mr. Xin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to the oral comments issued on August 25, 2020.

       Amendment No. 6 to Registration Statement on Form F-1

       Use of Proceeds, page 32

   1. As we previously requested, please revise the table on page 32 to reflect an offering size of 5,000,000 Ordinary
Shares.
       Business
       Honors, Awards and Qualifications
       Awards, page 73

   2. We note your revised disclosure on page 73 regarding your award of Specialized and
 Zhanchang Xin
Qilian International Holding Group Ltd
December 8, 2020
Page 2
         Innovative Little Giant Enterprise of China. Please briefly explain the criteria for selection for this award so that investors understand the significance of the award.
Executive Compensation, page 97

3. Please update your executive and director compensation disclosure to include any compensation for the fiscal year ended September 30, 2020 or explain why you are unable to do so.
       You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameZhanchang Xin                                Sincerely,
Comapany NameQilian International Holding Group Ltd
                                                               Division of
Corporation Finance
December 8, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName